August 13, 1999


Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

     We were previously principal accountants for Electro-Catheter Corporation and, under the date of October 30, 1998, we reported on the financial statements of Electro-Catheter Corporation as of August 31, 1998 and 1997 and for each of the years in the three-year period ended August 31, 1998. On August 9, 1999, we resigned. We have read Electro-Catheter Corporation's statements included under
Item 4 of its form 8-K dated August 13, 1999, and we agree with such statements that relate to our relationship with Electro-Catheter Corporation. However, we are not in a position to agree or disagree with Electro-Catheter Corporation's statements regarding bankruptcy filing, Electro-Catheter Corporation's business activities and plans on retaining an accounting firm.

                              Very truly yours,

                              KPMG LLP